SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 6-K

                       Report of Foreign Issuer
               Pursuant to Rule 13a-16 or 15d-16 of the
                    Securities Exchange Act of 1934

                     Commission File No. 000-51196

                     For the month of March 2006

                      AIXTRON AKTIENGESELLSCHAFT

            (Translation of registrant's name into English)


                            Kackertstrasse

                            D-52072 Aachen

                                Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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     AIXTRON Reports Full Financial Results For Fiscal Year 2005


    AACHEN, Germany--(BUSINESS WIRE)--March 15, 2006--AIXTRON AG
(FWB:AIX), (NASDAQ:AIXG):

    --  Previous Guidance on Revenues and US GAAP Net Result Achieved

    --  First-Time Adoption of IFRS and Significant Balance Sheet
        Adjustments

    --  Increase in Fourth Quarter 2005 Equipment Order Intake by 51%
        Sequentially

    --  Net Income Breakeven Expected in 2006

    AIXTRON AG, a leading provider of deposition equipment to the semiconductor industry, today announced complete financial results for fiscal year 2005, ended December 31, 2005.
    The financial results for fiscal year 2005 reflect the first-time adoption of International Financial Reporting Standards ("IFRS") as well as balance sheet adjustments totaling Euro 30.3 million. The net result before special effects from balance sheet adjustments is in line with guidance given in November 2005.


Key Financial Figures 2005 vs. 2004 (IFRS)

(EUR million)                                    2005             2004
Sales revenues                                  139.4            140.0
Gross margin                                     34.7             52.4
Operating result                               (52.7)              9.7
Net result                                     (53.5)              7.7
Net result before special effects              (23.2)              7.7
Net result per share - basic                   (0.65)             0.12
Net result per share - diluted                 (0.65)             0.12
Cash and cash equivalents (December 31)          31.4             45.5
Order Intake                                    113.6            111.4
Order Backlog (December 31)                      48.6             52.5
Employees (December 31)                           570              443


    Guidance on Revenues and US GAAP Net Result Achieved

    Reported revenues for fiscal year 2005, totaling Euro 139.4 million, were in line with guidance given on November 3, 2005 of expected revenues totaling approximately Euro 140 million for fiscal year 2005.
    Equally in line with guidance given on November 3, 2005 of a net loss ranging from Euro 10-15 million, the Company incurred a net loss before special effects of Euro 14.6 million under US GAAP for fiscal year 2005 (see chart below). Special effects included exceptional items from balance sheet adjustments totaling Euro 30.3 million, IFRS-specific charges totaling Euro 2.4 million, and tax effects from not capitalizing deferred taxes on tax losses in 2005 totaling Euro
6.2 million.

Special Effects in 2005
(EUR million)
Net loss (IFRS)                                                 (53.5)
Asset impairment                                                  28.2
Inventories                                                        1.6
Property, plant, and equipment                                     1.6
Other intangible assets                                           11.2
Goodwill (IAS 36)                                                 13.8
Accruals                                                           1.5
Restructuring                                                      0.4
Reserve for pending losses                                         1.1
Tax effects                                                        0.6
Special tax effects                                                0.6
Subtotal Special Effects                                          30.3
Net loss before special effects (IFRS)                          (23.2)
Non-capitalization of deferred taxes on tax losses in 2005         6.2
Net loss before special effects (IFRS) and special tax item (17.0) Stock options expensing and other differences between US GAAP
 and IFRS                                                          1.7
IFRS - US GAAP difference in non-capitalization of deferred
 taxes on tax losses in 2005                                       0.7
Net loss before special effects (US GAAP)*                      (14.6)
* unaudited


    Operational Highlights in 2005

    -- Since its consolidation into the AIXTRON Group, Genus, Inc.'s silicon business made a significant contribution to AIXTRON's Group revenues: 23% of total revenues were attributable to silicon business in 2005 vs. 1% in 2004.

    -- Order intake for silicon semiconductor equipment partially offset the weaker demand in core compound semiconductor equipment business. The proportion of order intake for silicon semiconductor equipment in total equipment order intake rose from 4% in 2004 to 33% in 2005.

    -- 51% quarter-on-quarter increase in equipment order intake in the fourth quarter of 2005, to Euro 37.6 million.

    -- Cost structure in 2005 heavily influenced by first-time adoption of IFRS in addition to balance sheet adjustments totaling Euro 30.3 million, particularly by asset impairments.

    -- Focus on resource efficiency and cost reduction: headcount reduction by 9% post Genus, Inc. acquisition (from 624 employees as of March 31, 2005 to 570 employees as of December 31, 2005).

    Management Review

    Paul Hyland, Chief Executive Officer at AIXTRON, commented: "We are convinced that the self-imposed discipline represented by the balance sheet adjustments announced last week will allow us to move forward from a very difficult period in the Company's development. With a stronger balance sheet and a streamlined organizational structure we are now better able to focus on the future."
    Hyland continued: "We believe that the products and corporate structure we have developed over the last year leave us better able than ever before to meet the needs of clients who are addressing newly emerging technologies. With the completion of the Genus, Inc. acquisition, we took the first step to achieve our goal of having products in the three key market development phases: Market Leadership for compound semiconductor equipment, Market Entry for organic semiconductor equipment, and Market Innovation for silicon semiconductor equipment. This allows us to move into the future with a balanced and complementary product range based on our core competence: gas phase deposition technology."

    Outlook

    In the currently challenging environment, the Company projects it will see about 8% year-over-year revenue growth in 2006 to approximately Euro 150 million (2005: revenues of Euro 139.4 million). Driven by further cost reductions both from the realization of cost synergies with Genus, Inc. and from operational efficiency gains, the Company expects to break even on a net result basis in 2006 (2005:
Euro 53.5 million net loss).

    Systems for Compound Semiconductor Manufacturing

    For 2007, AIXTRON expects to maintain its market leadership and strong competitive positioning in the market for MOCVD systems, and is aiming to retain a market share of at least 60% of an estimated total MOCVD market of US$ 166 million by the end of 2007 (report by VLSI Research, Inc., 2005).

    Systems for Silicon Semiconductor Manufacturing

    AIXTRON anticipates that the principal market driver for silicon semiconductor applications will remain the demand for new complex material solutions, such as high-k dielectrics, that could potentially replace materials currently used in silicon semiconductor applications.
    On the basis of the combined AIXTRON and Genus, Inc. strengths in silicon semiconductor equipment technologies, the Company expects to achieve a combined share of at least 30% by 2007 in the silicon systems market niches it addresses (tungsten silicide CVD, ALD and AVD(TM) systems for the production of specialized applications such as gate stacks and capacitors). The total market size of these applications is estimated to be US$ 260 million by the end of 2007.

    Systems for Organic Semiconductor Manufacturing

    Based on acceptance of the first AIXTRON Gen2-OVPD(TM)- system for the mass production of OLEDs by RiTdisplay Corporation in 2005, the Company plans to drive forward its strategy to introduce its OVPD(TM) technology to a broader OLED display and lighting market, with the goal to achieve revenue contributions in 2007. Accordingly, AIXTRON expects to achieve a share of at least 3% in the small molecule (SM) OLEDs deposition equipment market (total market size of US$ 220 million by the end of 2007.

    Financial Tables

    The consolidated financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity) relating to this press release are available on www.aixtron.com, section "Investors", subsection "Financial Data", subsection "Reports", as part of AIXTRON's 2005 annual report (pages 76 to 79).

    Further Information

    For further information on AIXTRON (FSE: AIX, ISIN: DE0005066203;
NASDAQ: AIXG, ISIN: US0096061041) please consult our website at:
www.aixtron.com

    Forward-Looking Statements

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate", and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

language:     English
emitter:      AIXTRON AG
              Kackertstr. 15-17
              52072 Aachen Deutschland
phone:        +49 (0)241 8909-444
fax:          +49 (0)241 8909-445
email:        invest@aixtron.com
WWW:          www.aixtron.com
ISIN:         DE0005066203
WKN:          506620
indexes:      TecDAX
stockmarkets: Geregelter Markt in Frankfurt (Prime Standard);
              Freiverkehr in Berlin-Bremen, Stuttgart, Munchen,
              Hamburg, Dusseldorf; Foreign Exchange(s) Nasdaq


    CONTACT: AIXTRON AG
             Klaus F. Gruendel, 02 41-89 09-444
             k.gruendel@aixtron.com

                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: March 15, 2006
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO